

October 14, 2010

Edward R. Rosenfeld
Chairman and Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

>   **Re: Steven Madden, Ltd.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 13, 2010**
>   **File No. 000-23702**

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Summary Compensation Table, page 24

>   We note the draft disclosure provided in your letter dated October 12, 2010. Please provide revised draft disclosure to include a representative amount in the target column based upon the previous fiscal year's performance, since the target amount is not determinable. We direct your attention to Instruction 2 to Item 402(d) of Regulation S-K.

You may contact Raquel Howard at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Michele Vaillant, Esq.
       Fax: (973) 624-7070